UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-23019

KENDLE INTERNATIONAL LLC

(formerly known as Kendle International Inc.)

(Exact name of registrant as specified in its charter)

441 Vine Street, Suite 500 Cincinnati, Ohio 45202 (513) 381-5550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)	☒
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value – 1 holder

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kendle International LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 22, 2011

KENDLE INTERNATIONAL LLC (formerly known as Kendle International Inc.)

By:	/s/ David Gill
	Name:	David Gill
	Title:	Senior Vice President and Chief Financial Officer